Contactar

www.linkedin.com/in/luis-gómez-sanchez-03209a74 (LinkedIn)

Aptitudes principales

Relaciones internacionales
Derecho
Espíritu empresarial

Honors-Awards

Magna Cum Laude
Beca

Publications

Desarrollo de un B.A.T.N.A. para México como Nación Deudora. Un Complemento Fundamental en la postura de negociación de la Deuda Externa de México

Luis Gómez Sanchez

Director de Asuntos Corporativos en ViiT Health Director General de SolexVintel
Álvaro Obregón, Ciudad de México, México

Extracto

Abogado corporativo con especialización en el sector multinacional y especialista en asuntos gubernamentales con perspectiva de gestión y defensa de organismos empresariales. Con un interés particular en la industria automotriz y en desarrollo de tecnologías de inteligencia artificial. Emprendedor vanguardista de proyectos de inversión productiva y tecnológica. Promotor de acciones de impacto social y compromiso filantrópico.

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Experiencia

ViiT Health
Director de asuntos corporativos
junio de 2021 - Present (3 años 11 meses)
Mexico

SolexVintel
Director General Solexvintel
agosto de 2013 - Present (11 años 9 meses)
Ciudad de México y alrededores, México

Walmart
Vicepresidente Latinoamerica
enero de 2012 - julio de 2013 (1 año 7 meses)
México

Director de Asuntos gubernamentales. Director Corporativo para México y Centro América. Representante ante ANTAD. Presidente de la Fundación Walmart. Director de Sostenibilidad. Comunicación Corporativa.

V&V México
Consultor
octubre de 2010 - octubre de 2011 (1 año 1 mes)
México

Consultor en gestión de proyectos estratégicos de inversión y facilitación gubernamental.

Daimler Chi
Director de Asuntos Corporativos
1998 - 2009 (11 años)
México

Director de Relaciones Gubernamentales. Director Jurídico. Director de Comunicación Corporativa. Presidente de la Fundación Daimler Chrysler. Miembro y Secretario del Consejo Consultivo. Miembro y Secretario del Consejo de Administración. Fundador del Consejo de Empresas Globales (CEEG). Presidente de la Asociación de Abogados Generales de Empresa.

AT&T
Director Jurídico
1994 - 1997 (3 años)
México

Shearman & Sterling LLP
Foreign Associate
1989 - 1993 (4 años)
Washington, Estados Unidos

Washington D.C.- NAFTA Comercio Internacional. Litigios
Nueva York- Finanzas Internacionales Reestructura Deuda Externa México

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Educación

Harvard Business School
Advanced Management Program- AMP, Administración y gestión de empresas, general · (abril de 2002 - julio de 2002)

IPADE Business School
AD-2, Administración y gestión de empresas, general · (septiembre de 1998 - julio de 1999)

Harvard Law School
Maestría en Derecho Internacional · (1988 - 1989)

Universidad Panamericana
Licenciado en Derecho